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                            February 6, 2024

       Christopher J. Thome
       Vice President-Finance & Chief Financial Officer
       Graham Corp
       20 Florence Ave
       Batavia, NY 14020

                                                        Re: Graham Corp
                                                            Form 10-K for the
Year Ended March 31, 2023
                                                            Form 10-Q for the
Quarter Ended December 31, 2023
                                                            File No. 001-08462

       Dear Christopher J. Thome:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarterly Period Ending December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures, page 25

   1.                                                   We note your adjustment
for BN Performance Bonus to both adjusted EBITDA and
                                                        adjusted net income. To
the extent these bonuses are payable in cash, please tell us how you determined it is
appropriate to exclude such amounts from your non-GAAP measures, and explain how this
compensation differs from other cash bonuses paid to employees and management. Refer to
Question 100.01 of the Non-GAAP C&DIs.
   2. You disclose adjusted EBITDA as a percentage of revenue without presenting the comparable GAAP measure
of net loss as a percentage of revenue both here and in the
                                                        Form 10-K. Please
revise to present a comparable GAAP measure of net income as a percentage of revenue
with equal or greater prominence. Refer to Question 102.10(a) of the Non-GAAP C&DIs.
 Christopher J. Thome
FirstName LastNameChristopher J. Thome
Graham Corp
Comapany6,NameGraham
February    2024      Corp
February
Page 2 6, 2024 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Christina McLeod